UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2023

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

MATERIAL EVENT

CORPORATE NAME	: EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	: 00124
TAXPAYER I.D.	: 91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30, Section II of the Securities Exchange Commission, and being duly empowered to this effect by the Board of Directors, I hereby report the following regarding Embotelladora Andina S.A. (the "Company"), its business, its securities or tender offer, as a material event:

The following was resolved, among other matters, at a Company's Regular Board of Directors’ Meeting held on February 28, 2023:

I.	To convene a Regular Shareholders Meeting for April 20, 2023, at 10:00 a.m. (the "Meeting"), which will be carried out 100% remotely from the Company's offices located at Av. Miraflores 9153, Renca, Metropolitan Region. The aforementioned in accordance with the provisions of General Rule No. 435 and Circular No. 1141.

II.	The matters to be discussed at the Meeting shall be those required for this type of meetings, including, among others, to ratify the interim dividends paid against 2022 earnings and approve, the distribution of profits and the distribution of new dividends as described below:

1.	A first dividend for the following amounts:

a.	Ch$29 (twenty-nine Chilean Pesos) per Series A Shares and;
b.	Ch$31,9 (thirty-one point nine Chilean Pesos) per Series B Shares.

If the Shareholders’ Meeting approves the payment of the aforementioned new dividends, they will be paid beginning on May 9th, 2023.

2.	A second dividend for the following amounts:

c.	Ch$50 (fifty Chilean Pesos) per Series A Shares and;
d.	Ch$55 (fifty-five Chilean Pesos) per Series B Shares.

If the Shareholders’ Meeting approves the payment of the aforementioned new dividends, they will be paid beginning on May 26th, 2023.

The Shareholders' Registry will close on the fifth business day prior to the respective payment date, for payment of the dividends indicated above.

Santiago, May 1st, 2023.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, March 1st, 2023